UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C.  20549

	SCHEDULE 13G
	(Amendment No. 1)

	Under the Securities Exchange Act of 1934


	Verilink Corporation
	(Name of Issuer)

	Common Stock, $0.01 par value
	(Title of Class of Securities)

	923432108
	(CUSIP Number)


	November 30, 2003
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 923432108	SCHEDULE 13G	Page 2 of 5


1	Name of Reporting Person	Suzanne E. Taylor
	IRS Identification No. of Above Person (entities only)

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power

				714,256

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				714,256

		8	Shared dispositive Power

				-0-

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	714,256

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	4.81

12	Type of Reporting Person*

	IN


 CUSIP No. 923432108	SCHEDULE 13G	Page 3 of 5


Item 1(a).	Name of Issuer.

	Verilink Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices.

	127 Jetplex Circle, Madison, Alabama 35758

Item 2(a).	Names of Persons Filing.

	Suzanne E. Taylor

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	344 Seville Way, San Mateo, CA  94402

Item 2(c).	Citizenship.

	United States

Item 2(d).	Title of Class of Securities.

	Common Stock, $0.01 par value

Item 2(e).	CUSIP Number.

	923432108

Item 3.	If this statement is filed pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).


CUSIP No. 923432108	SCHEDULE 13G	Page 4 of 5


(g) [ ] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Section 240.13d-1(c), check this box [X]

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	Not applicable.


Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.



CUSIP No. 923432108	SCHEDULE 13G	Page 5 of 5


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:	December 19, 2003



	________________________
	By:  Suzanne E. Taylor